Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2019 Results

Fourth Quarter 2019 Highlights

  Generated $121 million or $0.43 per share of free cash flow ("FCF") in the quarter compared to $98 million or $0.34 per share of FCF for the same period in 2018, a 26 per cent increase;
  Advanced our Clean Energy Investment Plan by commissioning 119 MW of new wind generation and acquiring two gas turbines for the Sundance 5 repowered combined cycle unit project;
  Entered into an agreement to construct and own a new 40 MW cogeneration facility; and
  Returned $41 million of capital to shareholders in the fourth quarter through the repurchase and cancellation of  4,583,100 common shares at an average price of $8.95 per share through our normal course issuer bid ("NCIB") program.

Full Year 2019 Highlights

  Achieved exceptional financial results with FCF of $379 million or $1.34 per share for the full year which was five per cent above 2018 on a per share basis,  adjusting for one-time PPA Termination Payments in both years;
  Received $56 million, plus GST and interest on our successful arbitration related to the Sundance B and C PPA terminations;
  Generated total FCF of $435 million or $1.54 per share for full year 2019;
  Achieved adjusted availability of 90.0 per cent in the year;
  Announced transformative strategic investment by Brookfield Renewable Partners with receipt of the first $350 million tranche of the $750 million investment advancing our coal-to-gas conversion strategy and accelerating our return of capital to shareholders through our NCIB;
  Announced our  Clean Energy Investment Plan and timing for our conversions and repowerings;
  Entered into an agreement to purchase a 49 per cent interest in the Skookumchuck wind project;
  Transported first gas through the Pioneer pipeline four months ahead of schedule and commenced firm throughput in November;
  Returned $68 million of capital to shareholders with the repurchase and cancellation of 7,716,300 common shares at an average price of $8.80 per share through our NCIB program;
  Reduced our carbon emissions by approximately 200,000 tonnes compared to 2018, representing a one per cent reduction;
  Safety results with a Total Incident Frequency ("TIF") rate of 1.12, representing over a 40 per cent reduction to 2018; and
  In January of 2020, increased the common share dividend by 6.25 per cent.

Other Highlights

  Announced 2020 Outlook in January
    Comparable EBITDA range of $925 million to $1,000 million, up four per cent from 2019 at the mid-point;
    FCF range of $325 million to $375 million; and
    Sustaining capital range of $170 to $200 million.

CALGARY, March 4, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its fourth quarter and full year 2019 financial results, with comparable EBITDA(1,2) of $928 million for the full year. Funds from operations ("FFO")(1,2) decreased nine per cent to $701 million for the full year compared to $770 million in 2018.  FCF(1,2) for the full year was $379 million, representing a three per cent increase over 2018.  These financial results exclude the one-time payments in both periods for the early termination of the Sundance B and C Power Purchase Arrangements (the "PPA Termination Payments"). The strong financial results for the year highlight the exceptional performance of the business when considering the expected free cash flow decline as a result of the expiry of the Mississauga contract and lower scheduled payments on the Poplar Creek contract. With the inclusion of the PPA Termination Payments, we earned $435 million of FCF or $1.54 per share.

Comparable EBITDA decreased by $177 million compared to 2018. After adjusting for the PPA Termination Payments in 2019 and 2018, comparable EBITDA decreased by $76 million for the year ended December 31, 2019, compared to 2018. This decrease was expected as a result of the expiry of the Mississauga contract and lower scheduled payments on the Poplar Creek contract. Strong performance at the Canadian Coal and Energy Marketing segments as well as lower Corporate costs have significantly offset this expected decrease. Comparable EBITDA for the year ended December 31, 2019 was negatively impacted by the unplanned outage at US Coal during the first quarter of 2019.

OM&A expense for the year ended December 31, 2019 decreased by $40 million compared to 2018. This decline in OM&A is largely due to lower costs in our Canadian Coal and Corporate segments and ongoing streamlining of our workforce. Lower salary, contractor and materials expenses were partially offset by higher legal fees.

FCF increased by $12 million in 2019 compared to 2018, primarily as a result of stronger year-over-year cash flow from operating activities and lower sustaining and productivity capital expenditures after adjusting for the  PPA Termination Payments.

"Our performance for the year was very strong from a financial, operational and strategic perspective," said Dawn Farrell, President and Chief Executive Officer. "We successfully navigated key milestones throughout the year and entered into a transformational transaction that benefited all shareholders as we were able to accelerate our strategy and return capital to shareholders. All of the hard work by the TransAlta employees throughout the year has allowed us to progress on our main goal which is to be 100 per cent clean electricity by 2025."

2020 Objectives

In addition to meeting the financial targets defined in the outlook, everything we do in 2020 will move us closer to 100 per cent clean power by 2025. Our teams are focused on the following:

  Delivering a full year of cash flow from Big Level and Antrim, which reached commercial operation in December 2019;
  Significantly progressing the construction of the SemCAMS cogeneration project and Windrise wind facilities for commercial operation in 2021;
  Completing the Sundance Unit 6 gas conversion in 2020;
  Advancing the Sundance Unit 5 repowering project for commercial operation in 2023;
  Preparing Keephills Units 2 and 3 for gas conversions in 2021;
  Repaying the $400 million bond maturing in November 2020;
  Continuing the share buyback program in an additional amount up to $80 million in 2020;
  Achieving commercial operation for the WindCharger 10 MW battery project in 2020; and
  Progressing on our Environment, Social and Governance ("ESG") targets which are outlined below.

ESG Targets

  A continued focus on safe operations and environmentally sustainable practices, including by minimizing environmental incidents and undertaking significant reclamation work;
  By 2030, achieving a 95% reduction of SO2 emissions and a 50% reduction of NOx emissions over 2005 levels from TransAlta's coal facilities, and a Company-wide reduction of greenhouse gases emissions of 60% below 2015 levels;
  Undertaking initiatives that will enhance the environmental performance of the Company, including converting coal facilities to gas and developing new renewable projects that support customer sustainability goals to achieve both long-term power price affordability and carbon reductions;
  Supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;
  Enhancing our commitment to workplace diversity and adopting a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030; and
  Maintaining our commitment to leading ESG disclosure.

Fourth Quarter Highlights

  Entered into an agreement with Kineticor Holdings Limited #2 to indirectly acquire two 230 MW Siemens F class gas turbines and related equipment for $84 million, which will be redeployed to our Sundance site as part of the strategy to repower Sundance Unit 5 to a highly efficient combined cycle unit. The Company is assuming long-term power purchase agreements for capacity plus energy, including the pass-through of GHG costs, starting in late 2023 with Shell Energy North America (Canada).
  TransAlta and SemCAMS announced that they entered into definitive agreements to develop, construct and operate a cogeneration facility at the Kaybob South No. 3 sour gas processing plant. The Kaybob facility is strategically located in the Western Canadian Sedimentary Basin and accepts natural gas production out of the Montney and Duvernay formations. TransAlta will construct the cogeneration plant which is expected to be jointly owned, operated and maintained with SemCAMS. The capital cost of the new cogeneration facility is expected to be approximately $105 million to $115 million and the project is expected to deliver approximately $18 million in annual EBITDA.

Important Subsequent Events

  On January 16, 2020, we announced our financial outlook and ESG targets for 2020, highlighted by the addition of recently commissioned projects and productivity improvements, which are expected to drive strong comparable EBITDA and FCF performance in 2020. The Company also announced that the Board of Directors determined that following the retirement of Ambassador Gordon D. Giffin at the upcoming annual shareholder meeting, John P. Dielwart will be appointed Chair of the Board, pending his re-election to the Board.  Lastly, TransAlta declared an increase in the annualized dividend to $0.17 per common share, representing a 6.25 per cent increase.
Fourth Quarter and Full Year Segmented	3 Months Ended		Year Ended
Review Comparable EBITDA (in CAD$ millions)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Canadian Coal	55	48	263	232
U.S. Coal	29	24	73	91
Canadian Gas	29	74	120	259
Australian Gas	28	32	118	124
Wind and Solar	80	82	231	233
Hydro	18	17	110	109
Energy Marketing	26	16	89	43
Corporate	(22)	(28)	(76)	(87)
Total Comparable EBITDA(2)	243	265	928	1,004

  Canadian Coal: Excluding the PPA Termination Payments, comparable EBITDA for the year ended Dec. 31, 2019, increased $31 million compared to 2018. This largely reflects  lower fuel, carbon compliance, and purchased power costs, as well as lower OM&A costs.
  U.S. Coal: Comparable EBITDA decreased by $18 million compared to 2018, primarily due to an isolated and extreme pricing event in March. Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair.
  Canadian Gas: Comparable EBITDA for 2019 decreased by $139 million compared to 2018, mainly due to the Mississauga contract ending Dec. 31, 2018 and lower scheduled payments from the Poplar Creek finance lease. Comparable EBITDA for the year ended December 31, 2019, includes nil (2018 - $105 million) and $20 million (2018 - $57 million) from the Mississauga and Poplar Creek contracts, respectively. Additionally, comparable EBITDA benefited from lower OM&A compared to the prior year as a result of reduced overhead and operating costs.
  Australian Gas: Comparable EBITDA for the year ended Dec. 31, 2019, decreased by $6 million compared to 2018, due to the weakening of the Australian dollar and ongoing legal costs associated with our disputes with FMG .
  Wind and Solar: Comparable EBITDA for 2019 was consistent with 2018. Higher insurance proceeds from tower fires at Wyoming Wind and Summerview were partially offset by a reduction in revenues due to the scheduled expiration of production-based incentives for three wind facilities.
  Hydro: Comparable EBITDA for 2019 increased by $1 million compared to 2018, as we were able to reduce OM&A due to cost- saving initiatives, while absorbing the $1.5 million Brookfield Hydro Fee.
  Energy Marketing: Comparable EBITDA for 2019 increased by $46 million compared to 2018 results, due to strong results from all Marketing segments, with particularly strong performance from US Western and Eastern markets due to continued high levels of volatility. OM&A increased due to higher incentives related to stronger performance. The Energy Marketing team was able to capitalize on short-term arbitrage opportunities in the markets in which we trade without materially changing the risk profile of the business unit.
  Corporate: Our Corporate overhead costs in 2019 were $76 million, a decrease of $11 million compared to $87 million in 2018, primarily due to cost-efficiency initiatives and payments on lease obligations. In addition, we realized a net gain of $13 million from the total return swap on our share-based payment plans, which was mostly offset by higher legal fees. A portion of the settlement cost of our share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter. Corporate cash flow also benefited from lower sustaining and productivity capital spend due to higher spend in 2018 on automation and new information technology solutions implemented in prior years, which helped contribute to the cost efficiencies realized in 2019.

Consolidated Financial Highlights
Net earnings attributable to common shareholders for the year ended December 31, 2019, were $52 million, compared to a loss of $248 million in the prior year. Increased earnings were partially driven by the Keephills 3 and Genesee 3 swap with Capital Power Corporation that closed in the fourth quarter of 2019, where we recognized a gain on termination of the coal rights contract of $88 million and a gain on the sale of Genesee 3 of $77 million, in addition to the $56 million PPA Termination Payments received during the third quarter of 2019. Excluding the PPA Termination Payments and impairment charges in both years, as well as the gains related to Keephills 3 and Genesee 3 in 2019, we have a net loss of $20 million in 2019 compared to a net loss of $174 million in 2018. Stronger earnings are attributable to stronger performance at Canadian Coal and Energy Marketing, strong Alberta pricing, the Alberta tax rate reduction, lower OM&A costs and lower interest expense, partially offset by other losses on sale of property, plant and equipment.

Total sustaining capital expenditures of $141 million were $9 million lower compared to 2018 primarily due to lower planned major maintenance in our coal segments. Total capital expenditures of $150 million, which includes productivity capital expenditures, was in line with our expectations for the year.

Fourth Quarter and Year Ended 2019 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Adjusted availability (%)(4,5)	91.6%	91.5%	90.0%	91.3%
Production (GWh) (5)	8,153	8,276	29,071	28,409
Revenues	609	622	2,347	2,249
Fuel, carbon compliance and purchased power	286	336	1,086	1,100
Operations, maintenance and administration	127	139	475	515
Net earnings (loss) attributable to common shareholders	66	(122)	52	(248)
Cash flow from operating activities	181	132	849	820
Comparable EBITDA(1,2,3)	243	265	984	1,161
FFO(1,3)	189	217	757	927
FCF(1,3)	121	98	435	524
Net earnings (loss) per share attributable to common	$0.24	$(0.43)	$0.18	$(0.86)
shareholders, basic and diluted
FFO per share(1,3)	$0.67	$0.76	$2.67	$3.23
FCF per share(1,3)	$0.43	$0.34	$1.54	$1.83
Dividends declared per common share	$0.04	$0.08	$0.12	$0.20
Dividends declared per preferred share(6)	$0.26	$0.52	$0.78	$1.29

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Notes

(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) During the first quarter of 2019, we revised our approach to reporting adjustments to arrive at Comparable EBITDA, mainly to be more comparable with other companies in the industry. Comparable EBITDA is now adjusted to exclude the impact of unrealized mark-to-market gains or losses. The current and prior period amounts have been adjusted to reflect this change.
(3) Includes the PPA Termination Payment of $157 million received from the Balancing Pool for the early termination of Sundance B and C PPAs in the first quarter of 2018 and $56 million received following the successful outcome of the dispute with the Balancing Pool in the third quarter of 2019.
(4) Availability and production includes all generating assets under generation operations that we operate and finance leases and excludes hydro assets and equity investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.
(5) Adjusted for economic dispatching at U.S. Coal.
(6) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 8:00 a.m. MST (10:00 a.m. EST) today, March 4, 2020, to discuss our fourth quarter and full year 2019 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Todd Stack, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in numbers - Fourth Quarter and Full Year 2019 Results:
Toll-free North American participants call: 1-888-231-8191

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 6481289 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: our 2020 outlook, including EBITDA, FCF and sustaining capital; our 2020 objectives, including significantly progressing the construction of the Kaybob cogeneration project and Windrise wind facilities to achieve commercial operation in 2021, completing the Sundance Unit 6 gas conversion in 2020, advancing the Sundance Unit 5 repowering project and achieving commercial operation in 2023, converting Keephills Units 2 and 3 to gas in 2021, repaying the $400 million bond maturity, continuing the share buyback program in an additional amount of up to $80 million,  achieving commercial operation for the WindCharger battery project; achieving a 95% reduction of SO2 emissions and a 50% reduction of NOx emissions over 2005 levels from TransAlta's coal facilities, and a Company-wide reduction of greenhouse gases emissions of 60% below 2015 levels; enhancing the environmental performance of the Company; achieving 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030; the construction and expected capital cost of the new Kaybob cogeneration facility and this project's expected annual EBITDA; and the appointment of John P. Dielwart as Chair of the Board. The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Corporation's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: foreign exchange rates; global economic growth; electricity load growth; electricity prices and carbon tax;  interest rates; sufficiency of our budgeted capital expenditures in carrying out our business plan; applicable laws, regulations and government policies; the availability and cost of labour, services and infrastructure; and the satisfaction by third parties of their obligations, including under power purchase agreements.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather, catastrophes and public health crises; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply to support the conversion of the coal units; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to the Brookfield investment and the commissioning of South Hedland; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2019. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:http://www.prnewswire.com/news-releases/transalta-reports-fourth-quarter-and-full-year-2019-results-301016267.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2020/04/c2419.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, | Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 04-MAR-20